UNITED STATES             -----------------------
                   SECURITIES AND EXCHANGE COMMISSION         OMB APPROVAL
                         Washington, D.C. 20549         -----------------------
                                                        OMB Number:   3235-0058
                               FORM 12B-25              Expires:   May 31, 1997
                                                        Estimated average
                       NOTIFICATION OF LATE FILING      burden hours per
                                                        response . . . . . 2.50
                                                        -----------------------

                                                        SEC File Number 0-25164

(Check  One):  [X] Form  10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
               [ ] Form N-SAR


               For  Period  Ended:   December 31, 1996
               [ ] Transition   Report   on   Form   10-K
               [ ] Transition   Report   on   Form   20-F
               [ ] Transition   Report   on   Form   11-K
               [ ] Transition   Report   on   Form   10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:  N/A

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant  Lucor, Inc.
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Former Name if Applicable  N/A
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790 Pershing Road
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Address of Principal Executive Office (Street and Number)
Raleigh, NC   27608
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant is unable to file the Form 10-K within the prescribed time due to a delay in completing the year end audit. This delay has been caused by a change in our accounting office from Boca Raton, Florida to Raleigh, North Carolina. The change in location required us to hire an entirely new staff (except one person) which has delayed closing the books at year end. In addition to the change in location, our company grew from $28 million in sales to $38 million in sales, adding 57% more locations. We will be able to file the 10-K well before the extended April 15th deadline.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Kendall A. Carr                 (919)                     828-9511
    ------------------------- ----------------------- -------------------------
          (Name)                      (Area Code)             (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
    answer is no, identify report(s).                           [x] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                  Lucor, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 25, 1997        By /s/ Kendall A. Carr
     ---------------------     -------------------------------
                                      Kendall A. Carr, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL  MISSTATEMENTS  OR OMISSIONS  OF FACT  CONSTITUTE  FEDERAL  CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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